Exhibit 97.01

Coherent Corp. Subject: COMPENSATION RECOVERY (“CLAWBACK”) POLICY Effective Date: December 1, 2023	Policy No. LAW-0XX

1.0 PURPOSE AND INTRODUCTION
The purpose of this Policy is to provide for the recoupment of certain incentive-based compensation in the manner required by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated thereunder, and the Applicable Listing Standards (as defined below). Each defined term used herein shall have the meaning provided herein.

2.0 SCOPE
This Policy applies to anyone meeting the definition of “Executive Officer” in this Policy at the time of payment of “erroneously awarded compensation” (as defined in Section 6.3).

3.0 RESPONSIBILITY
This Policy shall be administered by the Compensation and Human Capital Committee (or its successor).

4.0 DEFINITIONS
Unless the context otherwise requires, the following terms used in this Policy shall have the following meanings:

4.1 “Applicable Listing Standards” shall mean the listing standards of the national securities exchange on which the Company’s securities are listed for trading.

4.2 “Board” means the Board of Directors of the Company.

4.3 “Committee” means the Compensation and Human Capital Committee of the Board.

4.4 “Company” means Coherent Corp.

4.5 “Effective Date” as defined in Section 7.1.

4.6 “Exchange” means (i) The Nasdaq Stock Market, if the Company’s securities are listed on such national stock exchange, or (ii) the New York Stock Exchange, if the Company’ssecurities are listed on such national stock exchange.

4.7 “Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice‑president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy‑making function, or any other person who performs similar policy‑making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy‑making functions for the Company. Policy‑making function is not intended to include policy‑making functions that are not significant. An “executive officer” for purposes of this Policy includes, at a minimum, executive officers identified pursuant to Item 401(b) of SEC Regulation S-K.

4.8 “financial reporting measures” means measures that are determined and presented in

Exhibit 97.01

Coherent Corp. Subject: COMPENSATION RECOVERY (“CLAWBACK”) POLICY Effective Date: December 1, 2023	Policy No. LAW-0XX
accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC.

4.9 “incentive‑based compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure. Items of compensation that are not incentive-based compensation under this Policy include, but are not limited to: salaries, bonuses paid solely at the discretion of the Compensation Committee or the Board that are not paid from a bonus pool that is determined by satisfying a financial reporting measure, bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period, non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon achieving any financial reporting measure performance goal and vesting is contingent solely upon completion of a specified employment period (e.g., time-based vesting equity awards) and/or attaining one or more measures that are not financial reporting measures.

4.10 “Policy” means this Coherent Corp. Compensation Recovery Policy, as in effect from time to time.

4.11 “received” has the following meaning: incentive-based compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the incentive‑based compensation award is attained, even if the payment or grant of the incentive‑based compensation occurs after the end of that period.

4.12 “SEC” means the U.S. Securities and Exchange Commission.

5.0 THE POLICY
Subject to the terms of this Policy, the Company shall recover, reasonably promptly, the amount of erroneously awarded compensation resulting from an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

6.0 POLICY SPECIFICS
6.1    Scope. This Policy shall apply to all incentive-based compensation received by a person:

6.1.1 After the Effective Date of this Policy;

6.1.2 After beginning service as an Executive Officer;

6.1.3 Who served as an Executive Officer at any time during the performance period

Exhibit 97.01

Coherent Corp. Subject: COMPENSATION RECOVERY (“CLAWBACK”) POLICY Effective Date: December 1, 2023	Policy No. LAW-0XX
for that incentive-based compensation;

6.1.4 While the Company has a class of securities listed on a national securities exchange or a national securities association; and

6.1.5 During the three completed fiscal years immediately preceding the date that the
Company is required to prepare an accounting restatement as described in Section 5.0. In addition to these last three completed fiscal years, this Policy shall apply to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. The Company’s obligation to recover erroneously awarded compensation is not dependent on if or when the restated financial statements are filed.

6.2    Date of Accounting Restatement. The date that the Company is required to prepare an accounting restatement as described in Section 5.0 is the earlier to occur of:

6.2.1 the date on which the Board, a committee thereof or the Company’s officer(s)
authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in Section 5.0; and

6.2.2 the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement as described in Section 5.0.

6.3    Amount Subject to Recovery. The amount of incentive-based compensation subject to this Policy (“erroneously awarded compensation”) is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid (“erroneously awarded compensation”). For incentive based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive based compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

6.4    Impracticability of Recovery. The Company shall recover erroneously awarded compensation in compliance with this Policy except to the extent that the conditions of Sections 6.4.1, 6.4.2 or 6.4.3 below are met, and the Committee has made a determination that recovery would be impracticable.

Exhibit 97.01

Coherent Corp. Subject: COMPENSATION RECOVERY (“CLAWBACK”) POLICY Effective Date: December 1, 2023	Policy No. LAW-0XX
6.4.1     The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

6.4.2    Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and shall provide such opinion to the Exchange.

6.4.3    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6.5    Reporting and Disclosure. The Company shall file all disclosures with respect to this
Policy in accordance with the rules and regulations of the SEC and Exchange.

6.6    Indemnification and Insurance Prohibition. The Company may not indemnify any
Executive Officer against the loss of erroneously awarded compensation. The Company may not pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations.

7.0 ADMINISTRATIVE MATTERS
7.1    Effective Date. This Policy shall become effective as of the date (the “Effective Date”) on which the rules of the Exchange require the Company to adopt such Policy and, as of such date, the Company’s previous Clawback Policy (Policy Law-016) shall be revoked and superseded by this Policy.

7.2    Authority of Committee. This Policy shall be administered and interpreted by the
Committee in accordance with the rules of the Exchange, Section 10D of the Exchange Act and other applicable Federal securities laws and regulations. Except as limited by applicable law, and subject to the provisions of this Policy, the Committee shall have full power, authority and sole and exclusive discretion to construe, interpret and administer this Policy, including the discretion to determine the appropriate means to recovery erroneously paid incentive-based compensation. In addition, the Committee shall have full and exclusive power to adopt such rules, regulations and guidelines for carrying out this Policy as it may deem necessary or proper. Subject to Section 6.4, this Policy also may be administered by the Board, and, in such case, all references herein to the Committee shall be deemed references to the independent members of the Board, as applicable.

7.3    Decisions Binding. In making any determination or in taking or not taking any action under

Exhibit 97.01

Coherent Corp. Subject: COMPENSATION RECOVERY (“CLAWBACK”) POLICY Effective Date: December 1, 2023	Policy No. LAW-0XX
this Policy, the Committee may obtain and rely on the advice of experts, including employees of, and professional advisors to, the Company. Any action taken by, or inaction of, the Committee or its delegates relating to or pursuant to this Policy shall be within the absolute discretion of the Committee or its delegates. Such action or inaction of the Committee or its delegates shall be conclusive and binding on the Company and any current or former Executive Officer affected by such action or inaction.

7.4    Policy Not Exclusive. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery, recoupment, forfeiture or offset that may be available to the Company pursuant to the terms of any other applicable Company policy, compensation or benefit plan, agreement or arrangement or other agreement or applicable law; provided, however, that there shall be no duplication of recovery of the same compensation.

7.5     Amendment. This Policy may only be amended by the Board.

APPROVALS	APPROVALS COMPLETED DATE
Board of Directors	May 23, 2023

REVISION HISTORY

Revision	Date	Description of Change	Requested By
Original	December 1, 2023	Original